SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 13, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for years prior to calendar year 1997)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
SIGNATURES

Item	Page
Press Release dated July 12, 2004 announcing collaboration between the Company and Phenomenome Discoveries Inc. for the discovery of cancer treatment efficacy markers	3

Signature	5

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. AND PHENOMENOME DISCOVERIES INC. ANNOUNCE A COLLABORATION
FOR THE DISCOVERY OF CANCER TREATMENT EFFICACY MARKERS

EDMONTON, ALBERTA & SASKATOON, SASKATCHEWAN, CANADA — July 12, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and Phenomenome Discoveries Inc. are pleased to announce the signing of a collaboration agreement whereby Phenomenome Discoveries will perform DISCOVAmetrics™ comprehensive metabolome analysis for the purposes of discovering markers for efficacy of cancer treatments.

Metabolomics is the global analysis of small molecules, or metabolites, in biological samples. Phenomenome Discoveries works with pharmaceutical industry leaders to use comprehensive metabolomics technologies for the identification of biomarkers that increase the efficiency and decrease the cost of the drug development process.

“We are excited about the synergies in this collaboration, which will allow us to validate previously discovered cancer biomarkers, while simultaneously providing Biomira with the ability to correlate metabolomic profiles of patients receiving therapeutic interventions with their clinical endpoints,” said Shawn Ritchie, PhD, Senior Scientist in Oncology at Phenomenome.

“From Biomira’s perspective, metabolomics shows great potential for shortening clinical trial timelines and reducing the costs related to clinical trials,” said Alex McPherson, MD, PhD, President and CEO of Biomira. It is important technology in the identification of cancer markers and this technology has the potential to become an integral piece in the design of future Biomira trials. For instance, it might one day give us the ability to screen patients for a marker that would indicate that they would respond to our therapy.”

Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Phenomenome Discoveries Inc.
Phenomenome Discoveries Inc. is a privately owned company located in Saskatoon, Saskatchewan, Canada. Processing samples since December 2000, Phenomenome is the first company in the world to offer commercially non-targeted metabolomic investigation of complex biological samples using its proprietary DISCOVAmetrics™ metabolite analysis and bioinformatics platform. Phenomenome has in-house and collaborative research programs in human health, pharmacometabolomics, and agriculture.

Biomira Company Contacts:

Bill Wickson
Manager, Public Relations
(780) 490-2818

Phenomenome Discoveries Contacts

Ms. Alix Hayden Manager, Marketing & Communications (306) 244-8233 E-Mail: info@phenomenome.com Web: www.phenomenome.com	Mr. John Hyshka Chief Financial and Operating Officer

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those concerning speculation on how metabolomics might be applied to the Company’s research and clinical trials, including whether it will reduce the length of such trials, or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: July 13, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer